[Letterhead of Lexicon Pharmaceuticals, Inc.]

August 9, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:    Ms. Lauren Hamill

Re:    Lexicon Pharmaceuticals, Inc.
Form S-3 Registration Statement
Filed August 2, 2024
File No. 333-281208

Dear Ms. Hamill:

    Lexicon Pharmaceuticals, Inc., a Delaware corporation (the "Company") hereby requests that the effective date of the Company's Registration Statement on Form S-3 (File No. 333-281208) be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it is declared effective at 4:00 p.m., Eastern time, on August 15, 2024 or as soon thereafter as possible.

    Thank you for your attention to this matter and please call the undersigned at (281) 863-3443 with any questions.

Very truly yours,

Lexicon Pharmaceuticals, Inc.

By:	/s/ BRIAN T. CRUM
Brian T. Crum
Senior Vice President and General Counsel